SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                        (Amendment No.___________)*

                           BALTIMORE BANCORP
- ----------------------------------------------------------------------------
                             (Name of Issuer)

                  Common Stock, par value $5.00 per share
- ----------------------------------------------------------------------------
                      (Title of Class of Securities)
- ----------------------------------------------------------------------------
                                 059029108
- ----------------------------------------------------------------------------
                              (CUSIP Number)
                            Alan M. Stark, Esq.
               80 Main Street, West Orange, New Jersey 07052
                               (201)325-8660
- ----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                             February 17, 1994
- ---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box / /.

Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D



CUSIP No.   059029108
          ----------------------------
________________________________________________________________________
     1) Names of Reporting Person S.S. or I.R.S. Identification No. of Above Person

           LEON G. COOPERMAN
           S.S. No. ###-##-####
________________________________________________________________________
     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)

                                                            (a) [ ]
                                                            (b) [x]
________________________________________________________________________
     3)   SEC Use Only
________________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________________
     5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e). . . . . . . . . . . . .
          NOT APPLICABLE
________________________________________________________________________
     6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________________
               (7)  Sole voting Power
Number of           715,800
Shares Bene- ___________________________________________________________
ficially       (8)  Shared Voting Power
owned by            122,300
Each Report- ___________________________________________________________
ing Person     (9)  Sole Dispositive Power
With                715,800
________________________________________________________________________
               (10) Shared Dispositive Power
                    122,300
________________________________________________________________________
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          838,100
________________________________________________________________________
     12)  Check if the Aggregate Amount in Row (11)
                    N/A
________________________________________________________________________
     13)  Percent of Class Represented by Amount in Box (11):
                    5.0%
________________________________________________________________________
     14)  Type of Reporting Person
               I N

Item 1.   Security and Issuer.
          This statement relates to the common stock, par value $5.00 per share (the "Common Stock" or the "Shares"), of BALTIMORE BANCORP. (the "Company"), which has its principal executive offices at 120 East Baltimore Street, Baltimore, Maryland 21202.

Item 2.   Identity and Background.
          This statement is being filed by Leon G. Cooperman, ("Cooperman"). Cooperman is the sole general partner of two limited partnerships organized under the laws of the State of Delaware known as Omega Capital Partners, L.P., and Omega Institutional Partners, L.P. They are private investment firms engaged in the purchase and sale of securities for investment for their own accounts. The business address of Cooperman and the principal business and office of Omega Capital Partners, L.P., and Omega Institutional Partners, L.P., is c/o Omega Advisors, Inc., 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Cooperman is a citizen of the United States.
          Cooperman is also the President and majority stockholder of Omega Advisors, Inc., a Delaware corporation, engaged in providing investment management. The address of the principal business and office of Omega Advisors, Inc. is 88 Pine Street, Wall Street Plaza - 31st Floor, New York, New York 10005. Omega Advisors, Inc. serves as investment manager to Omega Overseas Partners, Ltd., a Cayman Island corporation, with a business address at British American Tower, Third Floor, Jennrett Street, Georgetown, Grand Cayman Island, British Virgin Islands. Cooperman controls Omega Overseas Partners, Ltd. Omega Advisors, Inc. also serves with discretionary power as investment manager to unrelated third parties (herein referred to as the "Managed Account") and has purchased for that Managed Account a total of 122,300 Shares.
          Neither Cooperman nor any of the investment entities controlled by him have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          Cooperman beneficially owns 838,100 Shares. Of this amount, 242,6000 Shares were purchased on behalf of Omega Capital Partners, L.P., at a total cost of $4,053,100; 255,200 Shares were purchased on behalf of Omega Institutional Partner, L.P., at a total cost of $4,263,993; 218,000 Shares were purchased on behalf of Omega Overseas Partners, Ltd. at a total cost of $3,640,274; and 122,300 Shares were purchased on behalf of the Managed Account at a total cost of $2,028,588. The source of funds for the purchase of all such Shares was investment capital.

Item 4.   Purpose of Transaction.
          Cooperman has acquired the Shares for investment purposes, and only in the ordinary course of business.
          In the ordinary course of business, Cooperman from time to time evaluates holdings of securities, and based on such evaluation, he may determine to acquire or dispose of securities of specific issuers.
          Cooperman has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through
(j) of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Annual Report for the fiscal year ended December 31, 1993, there are issued and outstanding 16,672,049 Shares of Common Stock. Omega Capital Partners, L.P., owns 242,600 Shares, or 1.46% of those outstanding; Omega Institutional Partners, L.P., owns 255,200 Shares, or 1.53% of those outstanding; Omega Overseas Partners, Ltd., owns 218,000 Shares, or 1.31% of those outstanding; and the Managed Account owns 122,300 Shares, or .73% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owns by Omega Capital Partners, L.P., Omega Institutional Partners, L.P., and Omega Overseas Partners, Ltd. As to the 122,300 Shares owned by the Managed Account, there would be shared power to dispose or to direct the disposition of such Shares because the owners of the Managed Account may be deemed beneficial owner of such Shares pursuant to Rule 13d-3 under the Act as a result of their right to terminate the discretionary account within a period of 60 days.
          The following table details the purchases by each of Omega Capital Partners, L.P., Omega Institutional Partners, L.P., Omega Overseas Partners, Ltd., and the Managed Account in shares of Common Stock within the 60 day period prior to this filing.
                       Omega Capital Partners, L.P.
                       ----------------------------

  Date of          Amount of       Aggregate Price      Price Per
Transaction          Shares       (Incl. Commission)      Share
- -----------        ---------      ------------------    ---------
   01/28/94          13,500          $  230,310           $17.06
   01/31/94          22,600             388,381            17.19
   02/02/94          15,500             266,368            17.19
   02/04/94          15,300             260,062            17.00
   02/07/94          77,300           1,299,398            16.81
   02/08/94          52,000             861,120            16.56
   02/14/94           6,500             108,220            16.65
   02/15/94           6,800             112,481            16.54
   02/16/94          15,700             253,842            16.17
   02/17/94          17,400             272,919            15.69


                    Omega Institutional Partners, L.P.
                    ----------------------------------

  Date of          Amount of       Aggregate Price      Price Per
Transaction          Shares       (Incl. Commission)      Share
- -----------        ---------      ------------------    ---------
   01/28/94          14,600          $  249,076           $17.06
   01/31/94          24,300             417,596            17.19
   02/02/94          16,800             288,708            17.19
   02/04/94          16,000             271,960            17.00
   02/07/94          80,300           1,349,827            16.81
   02/08/94          54,300             899,208            16.56
   02/14/94           6,700             111,550            16.65
   02/15/94           7,000             115,789            16.54
   02/16/94          16,900             273,244            16.17
   02/17/94          18,300             287,036            15.69

                       Omega Overseas Partners, Ltd.
                       -----------------------------

  Date of          Amount of       Aggregate Price      Price Per
Transaction          Shares       (Incl. Commission)      Share
- -----------        ---------      ------------------    ---------
   01/28/94          11,100          $  189,366           $17.06
   01/31/94          18,500             317,923            17.19
   02/02/94          12,700             218,250            17.19
   02/04/94          15,200             258,287            17.00

      7                Omega Overseas Partners, Ltd.
                       -----------------------------
                                (CONTINUED)

  Date of          Amount of       Aggregate Price      Price Per
Transaction          Shares       (Incl. Commission)      Share
- -----------        ---------      ------------------    ---------
   02/07/94          70,700           1,188,453            16.81
   02/08/94          47,500             786,600            16.56
   02/14/94           5,800              96,566            16.65
   02/15/94           6,100             100,902            16.54
   02/16/94          14,700             237,674            16.17
   02/17/94          15,700             246,255            15.69


                            The Managed Account
                            -------------------
  Date of          Amount of       Aggregate Price      Price Per
Transaction          Shares       (Incl. Commission)      Share
- -----------        ---------      ------------------    ---------
   01/28/94           4,300          $   73,358           $17.06
   01/31/94           7,200             123,732            17.19
   02/02/94           5,000              85,925            17.19
   02/04/94           9,000             152,721            17.00
   02/07/94          23,800             400,073            16.81
   02/08/94          16,200             268,272            16.56
   02/09/94           3,800              63,403            16.69
   02/11/94           5,000              83,425            16.69
   02/14/94           2,000              33,299            16.65
   02/15/94          10,000             165,422            16.54
   02/16/94          29,200             472,289            16.17
   02/17/94           6,800             106,658            15.69

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.
Item 7.  Material to be Filed as Exhibits.
         There is no material to be filed as Exhibits.

                                 Signature
        After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated:  February 24, 1994


                                          /s/ LEON G. COOPERMAN
                                          -------------------------------
                                          LEON G. COOPERMAN, individually
                                          and as managing partner of Omega
                                          Capital Partners, L.P., Omega
                                          Institutional Partners, L.P., and
                                          President of Omega Advisors, Inc.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).